Controladora Comercial Mexicana, S.A. de C.V. (“CCM”), announced it will launch a tender offer of the following medium and long term debentures (“Obligaciones de Mediano y Largo Plazo”) (the “Notes”):

Issuer: Controladora Comercial Mexicana, S.A. de C.V.
Ticker symbol: COMERCI 00U
Term: 10 years
Issued on: December 8, 2000
Par value of each note: 100 Unidades de Inversión (“UDIS”)

Casa de Bolsa Credit Suisse First Boston (Mexico), S.A. de C.V., Grupo Financiero Credit Suisse First Boston (Mexico), S.A. de C.V., is acting as agent of the tender offer (“CSFB”).

Subject to certain conditions, on the seventh business day of the tender offer period, CCM will determine a minimum price for the acquisition of the Notes. The minimum price will be determined taking into consideration the prevailing market conditions and the reference prices provided by appraisers Proveedor Integral de Precios, S.A. de C.V. and Valuación Operativa y Referencias de Mercado, S.A. de C.V.

During such business day, the note holders will be entitled to determine the price they are willing to accept in order for them to tender their Notes. Once CSFB receives the offer prices from the note holders, CCM will determine the final tender offer price, which in any case will be equal or higher than the minimum price initially established.

Every note holder will be entitled to tender its Notes at the final tender offer price.

For more information regarding the tender offer, please contact

CCM:

Javier Miranda +52 (55) 5270-9313

CSFB:

In México, Andrés Borrego: +52 (55) 5283-8996
In the US, Felipe García: (212) 325-3209